Exhibit 99.2

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2008 year end results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The year end 2008 results conference call can be accessed via webcast on February 5, 2009 at 9:00 a.m. EST at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES

YEAR END 2008 RESULTS

Hamilton, Bermuda, February 5, 2009 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP) today announced results for the year ended December 31, 2008 for Brookfield Infrastructure L.P. (together with its subsidiaries, “Brookfield Infrastructure”).

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 40% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield’s interest can be converted into an equivalent interest in the Partnership.

Pro forma1 adjusted net operating income (“ANOI”)2 for Brookfield Infrastructure totalled $63.3 million ($1.65 per unit) for the year ended December 31, 2008 compared to pro forma ANOI of $52.2 million ($1.36 per unit) in 2007. Excluding non-recurring revenue of $8.5 million at Transelec, its Chilean transmission operations, Brookfield Infrastructure’s ANOI increased 5% over 2007.

Strong results from Brookfield Infrastructure’s transmission operations were mainly driven by growth at Transelec resulting from the increase in its regulated rates, revenue indexation and additions to its asset base. On a pro forma basis, excluding non-recurring revenue, ANOI in the transmission operations increased 11% over 2007. Brookfield Infrastructure’s timber operations continued to be impacted by the softness in the U.S. housing market. As a result of a depressed price environment and a reduction in harvest levels to preserve inventory value, pro forma ANOI from the timber operations decreased 20% compared with 2007.

In the fourth quarter ended December 31, 2008, ANOI for Brookfield Infrastructure totalled $11.1 million ($0.29 per unit) compared to pro forma ANOI of $4.6 million ($0.12 per unit) in 2007. On a pro forma basis, ANOI from Brookfield Infrastructure’s transmission operations increased $6.4 million due to growth at Transelec associated with the increase in its regulated rates and additions to its asset base, which were partly offset by revenue indexation. In the fourth quarter of 2008, ANOI from Brookfield Infrastructure’s timber operations remained constant with the prior year.

1	These pro forma results reflect the following transactions as if they occurred on January 1, 2008:

•	Brookfield Infrastructure’s increased ownership in Transelec to approximately 17.8%; and

•	The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into a master services agreement with Brookfield.

The comparative results for the three and 12-month periods ended December 31, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period. Pro forma financial statements are posted on www.brookfieldinfrastructure.com.

2	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Information for the year and quarter ended December 31, 2008 at www.brookfieldinfrastructure.com.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:

US$ millions (except per unit amounts)	Three months ended Dec. 31, 2008	Year ended Dec. 31, 2008[3]
ANOI	$11.1	$59.7
– per unit[4]	$0.29	$1.56
Net income (loss)	$21.7	$28.0
– per unit[4]	$0.57	$0.73

The following table presents the pro forma results for Brookfield Infrastructure:

	Three months ended Dec. 31,		Year ended, Dec. 31,
US$ millions (except per unit amounts)	2008	2007[5]	2008	2007[5]
ANOI	$11.1	$4.6	$63.3	$52.2
– per unit[4]	$0.29	$0.12	$1.65	$1.36
Net income (loss)	$21.7	$(5.2)	$27.9	$6.1
– per unit[4]	$0.57	$(0.14)	$0.73	$0.16

“During its first year as a publicly traded partnership, Brookfield Infrastructure faced a challenging economic environment, which impacted our business plans and financial results. However, we believe our operating performance reflects the quality of our asset base and our ability to work our assets to extract additional value,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group. “Furthermore, as a result of actions we took in 2008, Brookfield Infrastructure enters 2009 in a strong financial position with significant liquidity to pursue growth initiatives.”

TBE Divestiture Update

As previously announced, Brookfield Infrastructure exercised an option to sell its minority interests in TBE to a Brazilian state-owned utility. Closing of this transaction is now expected to occur in March 2009, subject to receipt of regulatory and other approvals. After-tax proceeds from the sale are expected to be approximately $274 million, of which $68 million has already been received from realized hedge gains.

Electricity Transmission Development Project

In January 2009, the Public Utility Commission of Texas awarded the right to develop, construct, own and operate approximately $400 million of electricity transmission projects to Brookfield and its 50% partner Isolux Corsan Concesiones SA (“Isolux”), an engineering firm based in Spain. Pursuant to this exclusive mandate, Brookfield and Isolux will continue to advance the planning for the project over the coming year. It is anticipated that the project will reach financial close during 2010 at which time Brookfield Infrastructure will have the opportunity to participate in this project.

3	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 and full year 2008 ANOI by $3.7 million ($0.09 per unit). Net income is unchanged.
4	Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the total number of units outstanding on a fully diluted basis as at December 31, 2008 was approximately 38.3 million. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.
5	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

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Social Infrastructure Acquisition Update

Brookfield Infrastructure has completed the previously announced acquisition of Brookfield Multiplex’s interests in three social infrastructure Public Private Partnerships. The acquisition of interests in the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia was completed on December 5, 2008. On February 3, 2009, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in Royal Melbourne Showgrounds in Australia. Aggregate consideration for these three projects was approximately $15 million.

Appointment of new Director

The Partnership is pleased to announce the appointment of Alex Erskine to the Boards of Directors of the general partner of the Partnership and Brookfield Infrastructure L.P.

Mr. Erskine is a Partner and the Local Team Leader of the Funds and Investment Services team at Appleby, an international law firm. He practices in the areas of corporate and commercial law, specializing in advising on structuring and operating investment vehicles including mutual funds, hedge funds, unit trusts, partnerships and close ended funds. Mr. Erskine joined Appleby in 1999. Prior to joining Appleby he was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG. Mr. Erskine has replaced James Keyes who has stepped down from the Boards of Directors.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on March 31, 2009 to unitholders of record as at the close of business on February 27, 2009.

Information on the Partnership’s declared distributions can be found on the Partnership’s web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the year ended December 31, 2008 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership’s website at www.brookfieldinfrastructure.com.

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For more information, please contact:

Investors:

Tracey Wise

Vice President, Investor Relations & Communications

Brookfield Asset Management Inc.

Tel:	416-956-5154
Email	twise@brookfield.com

Media:

Denis Couture

Senior Vice President, Investor Relations, Corporate & International Affairs

Brookfield Asset Management Inc.

Tel:	416-956-5189
Email:	dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expected”, “will”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the completion of and use of proceeds from the TBE divestiture, participation by Brookfield Infrastructure in the Public Utility Commission of Texas project awarded to Brookfield and Isolux, acquisition opportunities in Brookfield Infrastructure’s targeted sectors and its ability to capitalize on such opportunities, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and Brazil and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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Brookfield Infrastructure L.P.

Balance Sheet

(unaudited, in millions of U.S. dollars)	December 31, 2008	December 31, 2007
Assets

Current assets
Cash and cash equivalents	$9.4	$221.3
Accounts receivable and other	62.7	9.2

Total current assets	72.1	230.5

Cost accounted investments	195.2	195.2
Equity accounted investments	716.8	505.8
Property, plant and equipment	174.0	210.6
Other assets	3.4	2.8
Deferred taxes	13.0	13.0

	$1,174.5	$1,157.9

Liabilities and Partnership Capital

Liabilities
Accounts payable and other liabilities	$6.3	$14.7
Corporate borrowings	139.5	—
Non-recourse borrowings	97.6	115.0
Deferred tax liabilities	10.4	23.7
Preferred shares	20.0	20.0

Total liabilities	273.8	173.4

Redeemable partnership units	169.3	354.2
Partnership Capital
Retained earnings	155.0	22.4
Accumulated other comprehensive income	33.6	21.5
Partnership units	542.8	586.4

Total liabilities and partnership capital	$1,174.5	$1,157.9

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

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Brookfield Infrastructure L.P.

Statements of Operations

	Three months ended December 31		Year ended December 31
(unaudited, in millions of U.S. dollars)	2008	2007	2008[6]	2007
Revenues	$6.6	$8.8	$32.9	$33.1
Cost of revenues (exclusive of depreciation expense)	(1.1)	(0.5)	(2.6)	(1.1)
Depreciation expense	(3.1)	(2.0)	(7.7)	(7.2)

Gross margin	2.4	6.3	22.6	24.8
Selling, general and administrative expenses	(6.9)	(1.4)	(18.7)	(4.4)
Dividend income	3.3	0.5	14.3	0.5
Other income	1.3	—	0.9	(0.4)

	0.1	5.4	19.1	20.5
Interest expense	(4.6)	(1.8)	(12.9)	(6.9)

Net income (loss) before below noted items	(4.5)	3.6	6.2	13.6
Income tax (expense) recovery	0.3	10.5	(3.4)	6.2
Earnings from equity accounted investments	25.9	(7.8)	25.2	(7.8)

Net income	$21.7	$6.3	$28.0	$12.0

Since it was wholly-owned by Brookfield prior to its acquisition on March 12, 2008 by Brookfield Infrastructure, which is also controlled by Brookfield, the Ontario transmission operations remained under common control by Brookfield following the acquisition. As a consequence, the Ontario transmission operations’ results of operations are included in Brookfield Infrastructure’s historical results.

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

6	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 and full year 2008 ANOI by $3.7 million. Net income is unchanged.

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Brookfield Infrastructure Partners L.P.

Balance Sheet*

(unaudited, in millions of U.S. dollars)	As at December 31, 2008
Assets

Investment in Brookfield Infrastructure Limited Partnership	$540.4

Equity

Unitholders’ equity	$540.4

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 60% of Brookfield Infrastructure’s balance sheet (see page 5).

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Brookfield Infrastructure Partners L.P.

Statement of Operations*

(unaudited, in millions of U.S. dollars)	Three months ended December 31, 2008	Year ended December 31, 2008
Share of Brookfield Infrastructure Partners Limited Income (loss)	$13.0	$16.8

Net income (loss)	$13.0	$16.8

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s statement of operations reflects 60% of Brookfield Infrastructure’s statement of operations (see page 6).

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